                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 8)*


                 AUREAL INC. (f/k/a AUREAL SEMICONDUCTOR, INC.)
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   58445Q 10 3
                                 -------------
                                 (CUSIP Number)


 Michael E. Cahill, Esq.                  Kenneth Liang, Esq.
 Managing Director & General Counsel      Managing Director and General Counsel
 The TCW Group, Inc.                      Oaktree Capital Management, LLC
 865 South Figueroa Street, Ste. 1800     333 South Grand Avenue, 28th Floor
 Los Angeles, California  90017           Los Angeles, California  90071
          (213) 244-0000                           (213) 830-6300
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 3, 1999
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. / /

NOTE: schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 22 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 58445Q 10 3                                     Page  2  of  23 Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     The TCW Group, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     Not applicable.
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                              / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Nevada
-------------------------------------------------------------------------------
    Number of                (7) Sole Voting
                                    Power
                                 4,547,792**
     Shares                  --------------------------------------------------

       By                    (8) Shared Voting
                                    Power
                                 0
      Each                   --------------------------------------------------
                             (9) Sole Dispositive
    Reporting                       Power
                                 4,547,792**
                             --------------------------------------------------
   Person With               (10) Shared Dispositive
                                    Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     4,547,792**
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  /  /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     44.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     HC, CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


** Number of shares reflects one-for-fifteen reverse stock split effected June 10, 1999.

                                 SCHEDULE 13D

CUSIP No. 58445Q 10 3                                     Page  3  of  23  Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Robert A. Day
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     Not applicable.
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                              / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
-------------------------------------------------------------------------------
    Number of                (7) Sole Voting
                                    Power
                                 4,547,792**
     Shares                  --------------------------------------------------

       By                    (8) Shared Voting
                                    Power
                                 0
      Each                   --------------------------------------------------
                             (9) Sole Dispositive
    Reporting                       Power
                                 4,547,792**
                             --------------------------------------------------
   Person With               (10) Shared Dispositive
                                    Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     4,547,792**
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  /  /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     44.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN, HC
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


** Number of shares reflects one-for-fifteen reverse stock split effected June 10, 1999.

                                 SCHEDULE 13D

CUSIP No. 58445Q 10 3                                     Page  4  of  23 Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Trust Company of the West
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     Not applicable.
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                              / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     California
-------------------------------------------------------------------------------
    Number of                (7) Sole Voting
                                    Power
                                 2,431,281**
     Shares                  --------------------------------------------------

       By                    (8) Shared Voting
                                    Power
                                 0
      Each                   --------------------------------------------------
                             (9) Sole Dispositive
    Reporting                       Power
                                 2,431,281**
                             --------------------------------------------------
   Person With               (10) Shared Dispositive
                                    Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,431,281**
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  /  /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     23.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


** Number of shares reflects one-for-fifteen reverse stock split effected June 10, 1999.

                                 SCHEDULE 13D

CUSIP No. 58445Q 10 3                                     Page  5  of  23 Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     TCW Asset Management Company
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     Not applicable.
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                              / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     California
-------------------------------------------------------------------------------
    Number of                (7) Sole Voting
                                    Power
                                 2,116,511**
     Shares                  --------------------------------------------------

       By                    (8) Shared Voting
                                    Power
                                 0
      Each                   --------------------------------------------------
                             (9) Sole Dispositive
    Reporting                       Power
                                 2,116,511**
                             --------------------------------------------------
   Person With               (10) Shared Dispositive
                                    Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,116,511**
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  /  /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     20.8%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO, IA
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


** Number of shares reflects one-for-fifteen reverse stock split effected June 10, 1999.

                                 SCHEDULE 13D

CUSIP No. 58445Q 10 3                                     Page  6  of  23 Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     TCW Special Credits
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     Not applicable.
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                              / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     California
-------------------------------------------------------------------------------
    Number of                (7) Sole Voting
                                    Power
                                 2,116,511**
     Shares                  --------------------------------------------------

       By                    (8) Shared Voting
                                    Power
                                 0
      Each                   --------------------------------------------------
                             (9) Sole Dispositive
    Reporting                       Power
                                 2,116,511**
                             --------------------------------------------------
   Person With               (10) Shared Dispositive
                                    Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,116,511**
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  /  /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     20.8%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     PN, IA
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


** Number of shares reflects one-for-fifteen reverse stock split effected June 10, 1999.

                                 SCHEDULE 13D

CUSIP No. 58445Q 10 3                                     Page  7  of  23 Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     TCW Special Credits Fund IIIb
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     OO.WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                              / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     California
-------------------------------------------------------------------------------
    Number of                (7) Sole Voting
                                    Power
                                 1,843,358**
     Shares                  --------------------------------------------------

       By                    (8) Shared Voting
                                    Power
                                 0
      Each                   --------------------------------------------------
                             (9) Sole Dispositive
    Reporting                       Power
                                 1,843,358**
                             --------------------------------------------------
   Person With               (10) Shared Dispositive
                                    Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,843,358**
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  /  /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     18.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


** Number of shares reflects one-for-fifteen reverse stock split effected June 10, 1999.

                                 SCHEDULE 13D

CUSIP No. 58445Q 10 3                                     Page  8  of  23 Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     TCW Special Credits Trust
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     OO.WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                              / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     California
-------------------------------------------------------------------------------
    Number of                (7) Sole Voting
                                    Power
                                 985,098**
     Shares                  --------------------------------------------------

       By                    (8) Shared Voting
                                    Power
                                 0
      Each                   --------------------------------------------------
                             (9) Sole Dispositive
    Reporting                       Power
                                 985,098**
                             --------------------------------------------------
   Person With               (10) Shared Dispositive
                                    Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     985,098**
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  /  /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     9.8%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


** Number of shares reflects one-for-fifteen reverse stock split effected June 10, 1999.

                                 SCHEDULE 13D

CUSIP No. 58445Q 10 3                                     Page  9  of  23 Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     TCW Special Credits Fund IIIb
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     OO.WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                              / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     California
-------------------------------------------------------------------------------
    Number of                (7) Sole Voting
                                    Power
                                 1,446,183**
     Shares                  --------------------------------------------------

       By                    (8) Shared Voting
                                    Power
                                 0
      Each                   --------------------------------------------------
                             (9) Sole Dispositive
    Reporting                       Power
                                 1,446,183**
                             --------------------------------------------------
   Person With               (10) Shared Dispositive
                                    Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,446,183**
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  /  /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     14.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


** Number of shares reflects one-for-fifteen reverse stock split effected June 10, 1999.

                                 SCHEDULE 13D

CUSIP No. 58445Q 10 3                                     Page  10 of  23 Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Weyerhaeuser Company Master Retirement Trust (Managed Account)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     Not applicable.
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                              / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     United States
-------------------------------------------------------------------------------
    Number of                (7) Sole Voting
                                    Power
                                 846,327**
     Shares                  --------------------------------------------------

       By                    (8) Shared Voting
                                    Power
                                 0
      Each                   --------------------------------------------------
                             (9) Sole Dispositive
    Reporting                       Power
                                 846,327**
                             --------------------------------------------------
   Person With               (10) Shared Dispositive
                                    Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     846,327**
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  /  /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     8.4%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     EP
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


** Number of shares reflects one-for-fifteen reverse stock split effected June 10, 1999.

                                 SCHEDULE 13D

CUSIP No. 58445Q 10 3                                     Page  11 of  23 Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     OCM Opportunities Fund II, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     Not applicable.
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                              / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
    Number of                (7) Sole Voting
                                    Power
                                 3,091,774**
     Shares                  --------------------------------------------------

       By                    (8) Shared Voting
                                    Power
                                 0
      Each                   --------------------------------------------------
                             (9) Sole Dispositive
    Reporting                       Power
                                 3,091,774**
                             --------------------------------------------------
   Person With               (10) Shared Dispositive
                                    Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     3,091,774**
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  /  /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     30.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


** Number of shares reflects one-for-fifteen reverse stock split effected June 10, 1999.

                                 SCHEDULE 13D

CUSIP No. 58445Q 10 3                                     Page  12 of  23 Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Oaktree Capital Management, LLC
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     Not applicable.
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                              / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     California
-------------------------------------------------------------------------------
    Number of                (7) Sole Voting
                                    Power
                                 3,975,651**
     Shares                  --------------------------------------------------

       By                    (8) Shared Voting
                                    Power
                                 0
      Each                   --------------------------------------------------
                             (9) Sole Dispositive
    Reporting                       Power
                                 3,975,651**
                             --------------------------------------------------
   Person With               (10) Shared Dispositive
                                    Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     3,975,651**
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  /  /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     39.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IA, OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


** Number of shares reflects one-for-fifteen reverse stock split effected June 10, 1999.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended by inserting the following four paragraphs to the head of such item:

The Opportunities Fund purchased an aggregate of 503,808 shares of the Issuer's Common Stock in the open market of which 3,000 shares were purchased on August 17, 1999, 22,440 shares were purchased on October 15, 1999, 35,200 shares were purchased on October 18, 1999, 22,000 shares were purchased on October 19, 1999, 2,640 shares were purchased on October 20, 1999, 44,000 shares were purchased on October 22, 1999, 26,400 shares were purchased on October 26, 1999, 36,960 shares were purchased on October 27, 1999, 39,600 shares were purchased on October 28, 1999, 25,568 shares were purchased on October 29, 1999, 35,200 shares were purchased on November 1, 1999, 18,480 shares were purchased on November 2, 1999, 17,600 shares were purchased on each of November 3, 1999 and November 8, 1999, 52,800 shares were purchased on November 16, 1999, 22,000 shares were purchased on November 18, 1999, 4,400 shares were purchased on November 23, 1999, 3,520 shares were purchased on November 24, 1999, 66,880 shares were purchased on November 30, 1999 and
3,520 shares were purchased on December 1, 1999.   Approximately
$1,215,388.16 of working capital funds was used by the Opportunities Fund for the acquisition of such shares of Common Stock (including brokerage commission).

Oaktree Account I purchased an aggregate of 56,910 shares of the
Issuer's Common Stock in the open market of which 2,550 shares were purchased on October 15, 1999, 4,000 shares were purchased on October 18, 1999, 2,500 shares were purchased on October 19, 1999, 300 shares were purchased on October 20, 1999, 5,000 shares were purchased on October 22, 1999, 3,000 shares were purchased on October 26, 1999, 4,200 shares were purchased on October 27, 1999, 4,500 shares were purchased on October 28, 1999, 3,360 shares were purchased on October 29, 1999, 4,000 shares were purchased on November 1, 1999, 2,100 shares were purchased on November 2, 1999, 2,000 shares were purchased on each of November 3, 1999 and November 8, 1999, 6,000 shares were purchased on November 16, 1999, 2,500 shares were purchased on November 18, 1999, 500 shares were purchased on November 23, 1999, 400 shares were purchased on November 24, 1999, 7,600 shares were purchased on November 30, 1999 and 400 shares were purchased on December 1, 1999. Approximately $136,109.45 of working capital funds was used by Oaktree Account I for the acquisition of such shares of Common Stock (including brokerage commission).

Oaktree Account II purchased an aggregate of 11,382 shares of the Issuer's Common Stock in the open market of which 510 shares were purchased on October 15, 1999, 800 shares were purchased on October 18, 1999, 500 shares were purchased on October 19, 1999, 60 shares were purchased on October 20, 1999, 1,000 shares were purchased on October 22, 1999, 600 shares were purchased on October 26, 1999, 840 shares were purchased on October 27, 1999, 900 shares were purchased on October 28, 1999, 672 shares were purchased on October 29, 1999, 800 shares were purchased on November 1, 1999, 420 shares were purchased on November 2, 1999, 400 shares were purchased on each of November 3, 1999 and November 8, 1999, 1,200 shares were purchased on November 16, 1999, 500 shares were purchased on November 18, 1999, 100 shares were purchased on November 23, 1999, 80 shares were purchased on November 24, 1999, 1,520 shares were purchased on November 30, 1999 and 80 shares were purchased on December 1, 1999. Approximately $27,221.89 of working capital funds was used by Oaktree Account II for the acquisition of such shares of Common Stock (including brokerage commission).

Effective as of June 10, 1999, the Issuer implemented a one-for-fifteen combination ("Reverse Stock Split") which reduced the outstanding number of the Issuer's shares of Common Stock. None of the figures in the remainder of this Item 3 reflect the Reverse Stock Split.

ITEM 4.       PURPOSE OF TRANSACTION

The third sentence of Item 4 is hereby amended to read in its entirety as follows:

"Because the Special Credits Limited Partnership, Trust I, Trust IIIb, Oaktree Account I and the Opportunities Fund hold 17.5%, 9.4%, 13.7%, 8.2% and 30.2%, respectively, of the Issuer's outstanding Common Stock, they may be deemed, either individually or in the aggregate, to have control of the Issuer.

ITEM 5.       INTEREST AND SECURITIES OF THE ISSUER

Item 5 is hereby amended to read in its entirety as follows:


  "(a) As of the date of this Schedule 13D, Special Credits Limited Partnership beneficially owns 1,843,358 shares of Common Stock of the Issuer (approximately 18.2% of the Issuer's shares of Common Stock), 1,762,724 of which are issued and outstanding and 80,633 of which the Special Credits Limited Partnership has the right to acquire within 60 days following the date hereof pursuant to the exercise of the Warrants; and Special Credits, as the general partner of the Special Credits Limited Partnership, and as the investment manager of the Special Credits Account may be deemed to beneficially own 2,116,511 (1,843,358 shares of the Issuer's Common Stock in the Special Credits Limited Partnership plus 273,153 shares of the Issuer's Common Stock in the Special Credits Account) shares of Common Stock of the Issuer (approximately 21.0% of the Issuer's shares of Common Stock), 2,024,078 of which are issued and outstanding and 92,433 of which Special Credits has the right to acquire within 60 days following the date hereof pursuant to the exercise of the Warrants.

As of the date of this Schedule 13D, Trust I beneficially owns 985,098 shares of Common Stock of the Issuer (approximately 9.8% of the Issuer's shares of Common Stock), 943,798 of which are issued and outstanding and 41,300 of which Trust I has the right to acquire within 60 days following the date hereof pursuant to the exercise of the Warrants; and Trust IIIb beneficially owns 1,446,183 shares of Common Stock of the Issuer (approximately 14.3% of the Issuer's shares of Common Stock), 1,383,250 of which are issued and outstanding and 62,933 of which Trust IIIb has the right to acquire within 60 days following the date hereof pursuant to the exercise of the Warrants.
TCW, as the trustee of the Special Credits Trusts may be deemed to beneficially own 2,431,281 shares of Common Stock of the Issuer (approximately 23.9% of the Issuer's shares of Common Stock), 2,327,049 of which are issued and outstanding and 104,232 of which TCW has the right to acquire within 60 days following the date hereof pursuant to the exercise of the Warrants.

TAMCO, as the managing partner of Special Credits may be deemed to beneficially own the shares of the Issuer's Common Stock held by Special Credits Limited Partnership and the Special Credits Account as set forth above, all of which constitute 2,116,511 shares of Common Stock of the Issuer (approximately 20.8% of the Issuer's shares of Common Stock).

TCWG, as the parent corporation of TCW and TAMCO (as set forth above), may be deemed to beneficially own shares of the Issuer's Common Stock deemed to be owned by the other TCW Related Entities, all of which constitutes 4,547,792 shares of the Issuer's Common Stock (approximately 44.3% of the Issuer's shares of Common Stock). TCWG, TCW and TAMCO each disclaims beneficial ownership of the shares of the Issuer's Common Stock reported herein and the filing of this Statement shall not be construed as an admission that any such entity is the beneficial owner of any securities covered by this Statement.

Mr. Day may be deemed to beneficially own shares of the Issuer's Common Stock deemed to be owned by the other TCW Related Entities (as set forth above), all of which constitute 4,547,792 shares of the Issuer's Common Stock (approximately 44.3% of the Issuer's shares of Common Stock). Mr. Day disclaims beneficial ownership of the Issuer's Common Stock reported herein and the filing of this Statement shall not be construed as an admission that Mr. Day is the beneficial owner of any securities covered by this Statement.

Oaktree Account I beneficially owns 846,327 shares of Common Stock of the Issuer (approximately 8.4% of the Issuer's shares of Common Stock), 829,660 of which are issued and outstanding and 16,667 of which Oaktree Account I has the right to acquire within 60 days following the date hereof pursuant to the exercise of the Warrants.

Oaktree Account II beneficially owns 37,550 shares of Common Stock of the Issuer (approximately 0.4% of the Issuer's shares of Common Stock) 37,000 of which are issued and outstanding and 550 of which Oaktree Account II has the right to acquire within 60 days following the date hereof pursuant to the exercise of the warrants.

The Opportunities Fund beneficially owns 3,091,774 shares of Common Stock of the Issuer (approximately 30.6% of the Issuer's shares of Common Stock) 3,037,324 of which are issued and outstanding and 54,450 of which the Opportunities Fund has the right to acquire within 60 days following the date hereof pursuant to the exercise of the warrants.

Oaktree, as investment manager of the Oaktree Accounts and general partner of the Opportunities Fund, may be deemed to be beneficially own 3,975,651 shares of Common Stock of the Issuer (approximately 39.2% of the Issuer's shares of Common Stock), 3,903,984 of which are issued and outstanding and 71,667 of which Oaktree has the right to acquire within 60 days following the date hereof pursuant to the exercise of the warrants.

  (b) Special Credits, as the sole general partner of the Special Credits Limited Partnership, has discretionary authority and control over all of the assets of the Special Credits Limited Partnership pursuant to the limited partnership agreement for such limited partnership including the power to vote and dispose of the Issuer's Common Stock held by the Special Credits Limited Partnership. In addition, Special Credits, as the investment manager of the Special Credits Account has the discretionary authority and control over all of the assets of such account pursuant to the investment management agreement relating to such account including the power to vote and dispose of the Issuer's Common Stock held in the name of the Special Credits Account. Therefore, Special Credits has the power to vote and dispose of 2,116,511 shares of the Issuer's Common Stock.

TAMCO, as the managing general partner of Special Credits also has the power to vote and dispose of the shares of the Issuer's Common Stock held by Special Credits referenced above. Therefore, TAMCO has the power to vote and dispose of 2,116,511 shares of the Issuer's Common Stock.

TCW, as the trustee of the Special Credits Trusts, has discretionary authority and control over all the assets of the Special Credits Trusts pursuant to the trust agreement for such trust including the power to vote and dispose of the Issuer's Common Stock held by the Special Credits Trusts. Therefore, TCW has the power to vote and dispose of 2,431,281 shares of the Issuer's Common Stock.

TCWG, as the parent of TCW and TAMCO, may be deemed to have the power to vote and dispose of the shares of the Issuer's Common Stock that the other TCW Related Entities have power to vote and dispose, all of which constitutes 4,547,792 shares of the Issuer's Common Stock.

Oaktree, as the investment manager of the Oaktree Accounts, has discretionary authority and control over all of the assets of such account pursuant to the investment management agreements relating to such accounts, including the power to vote and dispose of the Issuer's Common Stock held in the name of the Oaktree Accounts. Oaktree, as the general partner of the Opportunities Fund, also has the power to vote and dispose of the shares of the Issuer's Common Stock held by the Opportunities Fund. Therefore, Oaktree has the power to vote and dispose of 3,975,651 shares of the Issuer's Common Stock.

  (c) None of the TCW Related Entities, and to the best of their knowledge, none of their respective executive officers, directors, or general partners has effected transactions involving the issuer's Common Stock during the last 60 days. Except for the purchases by the Oaktree Accounts and the Opportunities Fund described herein, neither Oaktree, nor, to the best of its knowledge, any of its executive officers or members, have effected transactions involving the Issuer's Common Stock during the last 60 days.
The TCW Related Entities, Oaktree and each of the individuals listed in Item 2 disclaim beneficial ownership of the shares of the Issuer's Common Stock reported herein (except for the shares owned directly by such individuals) and the filing of this Statement shall not be construed as an admission that any such person is the beneficial owner of any securities covered by this Statement.

  (d) None

  (e) Not applicable"


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The last paragraph of Item 6 is hereby amended to read in its entirety as follows:

"Except to the extent the securities referred to in this Statement constitute assets of the Special Credits Entities, the Special Credits Account, the Oaktree Accounts and the Opportunities Fund and except as provided in the Registration Rights Agreement among the Issuer and Special Credits, as agent and on behalf of the Special Credits Partnership, Special Credits Account and Special Credits Trusts, by TAMCO, its managing general partner dated as of December 30, 1994 and amended by and among the (i) Issuer, (ii) Special Credits, as agent and on behalf of the Special Credits Partnership, Special Credits Account and Special Credits Trusts, by TAMCO, its managing general partner, (iii) The Copernicus Fund, L.P. by DDJ Capital Management, LLC, its general partner and (iv) The Galileo Fund, L.P. by DDJ Capital Management, LLC, its general partner as of February 21, 1996 and as further amended June 10, 1996, August 6, 1997 and June 5, 1998 providing that the Special Credits Entities, the Special Credits Account and Oaktree Account I have demand registration rights, "piggy-back" registration rights and shelf registration rights with respect to all of the shares of the Issuer's Common Stock currently held by such entities; the Common Stock Purchase Agreement dated as of February 21, 1996 (as amended) as more fully described in Item 3 above; the Unit Purchase Agreement dated August 6, 1997 as more fully described in Item 3 above, the 8% Series B Convertible Preferred Stock Purchase Agreement dated June 5, 1998 as more fully described in Item 3 above; and the Standby Purchase Agreement as more fully described in Item 3 above together with the Registration Rights Agreement of even date therewith as more fully described in Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or, to the best of the TCW Related Entities' and Oaktree's knowledge, their respective executive officers, directors or general partners, or between such persons and any other person with respect to any securities of the Issuer."

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of this 3rd day of December, 1999.

THE TCW GROUP, INC.


By:  /s/ Susan Marsch
    ---------------------------------------
         Susan Marsch
         Authorized Signatory

TRUST COMPANY OF THE WEST


By:  /s/ Kenneth Liang
    ----------------------------------------
         Kenneth Liang, Authorized Signatory

TCW ASSET MANAGEMENT COMPANY


By:  /s/ Kenneth Liang
    ----------------------------------------
         Kenneth Liang, Authorized Signatory

TCW SPECIAL CREDITS


By:  /s/ Kenneth Liang
    ------------------------------------------
         Kenneth Liang, Authorized Signatory of
         TCW Asset Management Company, the
         Managing General Partner of TCW
         Special Credits

TCW SPECIAL CREDITS FUND IIIb


By:  /s/ Kenneth Liang
    ------------------------------------------
         Kenneth Liang, Authorized Signatory
         of TCW Asset Management Company, the Managing
         General Partner of TCW Special Credits, the
         General Partner of TCW Special Credits Fund IIIb

TCW SPECIAL CREDITS TRUST


By:  /s/ Kenneth Liang
    ---------------------------------------------
         Kenneth Liang, Authorized Signatory of
         Trust Company of the West, the trustee of
         TCW Special Credits Trust

TCW SPECIAL CREDITS TRUST IIIb


By:  /s/ Kenneth Liang
    ---------------------------------------------
         Kenneth Liang, Authorized Signatory of
         Trust Company of the West, the trustee of
         TCW Special Credits Trust IIIb

ROBERT A. DAY


By:   /s/ Susan Marsch
    ---------------------------------------------
          Susan Marsch
          Under Power of Attorney dated March 31,
          1999, on file with Schedule 13G for Hibbett
          Sporting Goods, Inc., dated April 9, 1999

OAKTREE CAPITAL MANAGEMENT, LLC


By:  /s/ Kenneth Liang
    --------------------------------------------
         Kenneth Liang
         Managing Director
         General Counsel

WEYERHAEUSER COMPANY MASTER RETIREMENT TRUST

By: Oaktree Capital Management, LLC
its Investment Manager

By:  /s/ Kenneth Liang
    -------------------------------------------
         Kenneth Liang
         Managing Director
         General Counsel

OCM OPPORTUNITIES FUND II, L.P.

By: Oaktree Capital Management, LLC
its General Partner


By:  /s/ Kenneth Liang
    ---------------------------------------
         Kenneth Liang
         Managing Director
         General Counsel

                                   SCHEDULE I
                               BOARD OF DIRECTORS
                                       OF
                                 TCW GROUP, INC.


All of the following individuals are directors of TCW Group, Inc. Each director is a citizen of the United States of America unless otherwise specified below:

JOHN M. BRYAN
-------------
Partner
Bryan & Edwards
600 Montgomery St., 35th Floor
San Francisco, CA  94111

ROBERT A. DAY
-------------
Chairman of the Board,
Chairman and Chief Executive Officer
Trust Company of the West
200 Park Avenue, Suite 2200
New York, New York  10166

DAMON P. DE LASZLO, ESQ.
------------------------
Managing Director of Harwin
Engineers S.A., Chairman & D.P.
Advisers Holdings Limited
Byron's Chambers
A2 Albany, Piccadilly
London W1V 9RD - England
(Citizen of United Kingdom)

WILLIAM C. EDWARDS
------------------
Partner - Bryan & Edwards
3000 Sand Hill Road, Suite 190
Menlo Park, CA  94025

ERNEST O. ELLISON
-----------------
Vice Chairman
Trust Company of the West
865 South Figueroa St., Suite 1800
Los Angeles, California 90017

HAROLD R. FRANK
---------------
Chairman of the Board
Applied Magnetics Corporation
75 Robin Hill Rd.
Goleta, CA  93017

CARLA A. HILLS
--------------
1200 19th Street, N.W.
5th Floor
Washington, DC  20036

DR. HENRY A. KISSINGER
----------------------
Chairman
Kissinger Associates, Inc.
350 Park Ave., 26th Floor
New York, NY  10022

THOMAS E. LARKIN, JR.
---------------------
President
Trust Company of the West
865 South Figueroa St., Suite 1800
Los Angeles, CA  90017

KENNETH L. LAY
--------------
Enron Corp.
1400 Smith Street
Houston, TX  77002-7369

MICHAEL T. MASIN, ESQ.
----------------------
Vice Chairman
GTE Corporation
One Stamford Forum
Stamford, CT  06904

EDFRED L. SHANNON, JR.
----------------------
Investor/Rancher
1000 S. Fremont Ave.
Alhambra, CA  91804

ROBERT G. SIMS
--------------
Private Investor
11828 Rancho Bernardo, Box 1236
San Diego, CA  92128

MARC I. STERN
-------------
President
The TCW Group, Inc.
865 South Figueroa St., Suite 1800
Los Angeles, CA  90017